SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC. 20549

                              ---------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                              Control Devices, Inc.
--------------------------------------------------------------------------------
                            (Name of Subject Company)

            First Technology Acquisition Corp.; First Technology PLC
--------------------------------------------------------------------------------
                                    (Bidders)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    21238C103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Dr. Frederick J. Westlake
                                    Chairman
                              First Technology PLC
                        2 Cheapside Court, Buckhurst Road
                            Ascot, Berkshire SL5 7RF
                                 United Kingdom
                                  44-1344-622-322
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:

                              Jere R. Thomson, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

      This Amendment No. 2 is to the Tender Offer Statement on Schedule 14D-1, originally filed on February 26, 1999, as thereafter amended (as amended, the "Statement"), that relates to the offer by First Technology Acquisition Corp. ("Purchaser"), an indirect, wholly owned subsidiary of First Technology PLC ("Parent"), to purchase all outstanding common shares (the "Shares") of Control Devices, Inc. (the "Company") at a purchase price of $16.25 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated February 26, 1999 (the "Offer To Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached to the Statement as Exhibits
(a)(1) and (a)(2), respectively (which collectively constitute the "Offer"). The Statement was, and this Amendment No. 2, is being filed on behalf of Purchaser and Parent. Capitalized terms not defined in this Amendment have the meanings assigned to them in the Offer to Purchase.

      The Statement is hereby amended and/or supplemented as provided below;

Item 10. Additional Information.

      Item 10(b) is hereby amended as follows:

      Section 10 of the Offer to Purchase ("Background of the Offer; Contacts with the Company") is hereby amended by the addition of the following paragraph at the end thereof:

      During the course of its due diligence investigation of the Company, certain projections by the Company's management as to the Company's future results were received by Parent, most recently in January, 1999 (the "January Information"). Parent does not believe that any such information is material, particularly in comparison to market expectations as reflected in analysts' estimates with respect to 1999 earnings per share. Parent did not rely upon such information in its analysis of the price it was prepared to offer and such information did not result in any changes in negotiations between Parent and the Company. The material negotiating decisions with respect to the Per Share Price, as set forth above, occurred prior to the receipt of the January Information. Nothing in the projections was material to the decision to proceed with the transaction.

      Section 14 of the Offer To Purchase ("Certain Conditions of the Offer") is hereby amended by amending and restating clause (ii) of the first paragraph of
Section 14 in its entirety as follows:

            (ii) if at any time on or after the date of the Merger Agreement and before the Expiration Date, any of the following events have occurred:

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 1999                        FIRST TECHNOLOGY ACQUISITION CORP.

                                             By: /s/ Frederick J. Westlake
                                                --------------------------------
                                                 Name: Frederick J. Westlake
                                                 Title: President


                                             FIRST TECHNOLOGY PLC

                                             By: /s/ Frederick J. Westlake
                                                --------------------------------
                                                 Name: Frederick J. Westlake
                                                 Title: Chairman